Exhibit 3.1

Amendment to Amended and Restated Bylaws
of Texas Capital Bancshares, Inc.

Section 2.3(c) d. of the Amended and Restated Bylaws of Texas Capital Bancshares, Inc. is amended to read in its entirety as follows:

d. documentary evidence that the Requesting Stockholders had ownership of at least 20% of all shares issued and outstanding and entitled to vote at such meeting, based upon the Corporation’s most recent public report of the number of issued and outstanding shares (the "Requisite Percentage"), as of the date of delivery of the Special Meeting Request to the Secretary; provided, however, that if any of the Requesting Stockholders are not the beneficial owners of the shares representing the Requisite Percentage, then to be valid, the Special Meeting Request must also include documentary evidence (or, if not simultaneously provided with the Special Meeting Request, such documentary evidence must be delivered to the Secretary within ten days after the date of delivery of the Special Meeting Request to the Secretary) that the beneficial owners on whose behalf the Special Meeting Request is made had, together with any Requesting Stockholders who are beneficial owners, stock ownership of the Requisite Percentage as of the date of delivery of such Special Meeting Request to the Secretary;

Effective July 8, 2019